(Check One):
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 11-K	WASHINGTON, DC 20549
☐ Form 20-F		Commission File Number 000-51801
☐ Form 10-Q	FORM 12b-25	CUSIP Number: 777779 30 7
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

ROSETTA RESOURCES INC.

Full name of registrant

Former name if applicable

717 Texas, Suite 2800

Address of principal executive office (Street and number)

Houston, Texas 77002

City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the year ended December 31, 2005 on March 31, 2006, because, based on the recent effectiveness of the Registrant’s Registration Statement on Form S-1 (February 10, 2006), the Registrant has been unable to gather certain information relating to the Registrant’s business and to provide certain information needed in order to close its books and prepare its financial statements for the year ended December 31, 2005. The Registrant will file its Annual Report on Form 10-K as soon as possible, but expects to file no later than 15 calendar days from March 31, 2006.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael J. Rosinski (Name)	(713) (Area Code)	335-4037 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

For the prior fiscal year, the predecessor company (we acquired the domestic oil and natural gas business of Calpine Corporation on July 7, 2005) reported a net loss due to asset impairments while the registrant, (including the predecessor company’s combined results of operations for the six months ended June 30, 2005) expects to report no such impairment for the current year.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ROSETTA RESOURCES INC.

            (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 3, 2006	By:	/s/ Michael J. Rosinski
Michael J. Rosinski,
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).